EXHIBIT 99.2

For Immediate Release	NEWS RELEASE

PF ACQUISITION WITHDRAWS “GOING PRIVATE” PROPOSAL FOR PARLUX

Ft. Lauderdale FL---July 12, 2006---PF Acquisition of Florida LLC today announced that it had withdrawn its offer to take Parlux Fragrances, Inc. private as a result of certain developments at Parlux. In the aftermath of the going private offer, Parlux has received several significant offers from third parties to acquire certain of its brands.

Ilia Lekach, the managing member of PF Acquisition LLC and the Chairman of the Board and CEO of Parlux Fragrances stated, “The proposal to take the Company private was intended to offer shareholders a premium over market value. This proposal triggered substantial interest in our activities that, if pursued after the Company became private, could be misconstrued. To serve the best interests of all shareholders, I asked my associates to withdraw the proposal to allow Management and the Board of Directors to collectively focus on the new offers in the best interest of all shareholders.”

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Contact:

Ilia Lekach

PF Acquisition of Florida LLC

Phone: 786-877-5521